Bio Blast Pharma Ltd.

37 Dereh Menachem Begin St., 15th Floor

Tel Aviv 6522042 Israel

July 28, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Bio Blast Pharma Ltd. (CIK 0001596812)
Registration Statement No. 333-193824 on Form F-1

Ladies and Gentlemen:

Bio Blast Pharma Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on July 30, 2014, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

BIO BLAST PHARMA LTD.

By: /s/ Dr. Dalia Megiddo

Dr. Dalia Megiddo, Chief Executive Officer